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Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended February 3, 2007

	Fiscal Year Ended
(millions of dollars)	Feb. 3, 2007	Jan. 28, 2006	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003

Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$2,787	$2,408	$3,198	$1,809	$1,623
Earnings from discontinued operations, net of taxes	—	—	(75)	(190)	(247)
Gain on disposal of discontinued operations, net of taxes	—	—	(1,238)	—	—
Provision for income taxes	1,710	1,452	1,146	984	851

Earnings from continuing operations before income taxes	4,497	3,860	3,031	2,603	2,227

Fixed charges:
Interest expense	646	532	607	569	618
Interest portion of rental expense	88	84	85	68	48

Total fixed charges	734	616	692	637	666
Plus: Amortization of capitalized interest	2	—	—	—	—
Less: Capitalized interest	(49)	(42)	(18)	(8)	(13)

Fixed charges in earnings	687	574	674	629	653

Earnings available for fixed charges	$5,184	$4,434	$3,705	$3,232	$2,880

Ratio of earnings to fixed charges	7.06	7.21	5.35	5.07	4.33

Note: Computation is based on continuing operations.

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  Exhibit 12